Tootsie Roll Industries, Inc.
7401 South Cicero Avenue, Chicago, Illinois 60629

September 15, 2010

VIA EDGAR

Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549-0405

Re:   Comment Letter Dated
         September 3, 2010 Regarding
         Tootsie Roll Industries, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2009
         Filed March 1, 2010
         Definitive Proxy Statement
         Filed March 26, 2010
         File No. 1-01361

Dear Ms. Parker:

In connection with your review of the captioned filings of Tootsie Roll Industries, Inc. (the “Company”), we respectfully submit the following responses to the comments in your letter of September 3, 2010.  We have used the same number system and captions as reflected in your letter, and have included our response following each comment.

Should you have any further comments or questions or need additional information, please correspond with the undersigned at our Chicago corporate address.  Please also feel free to contact me at our Chicago headquarter office (773-838-3418).

1.  Please confirm in writing that you will comply with the following comments in all future filings.  Provide us also with an example of the disclosure you intend to use.

Response: The Company will comply with the following comment in all future filings, including adding or revising disclosure substantially as indicated below as and when applicable.

2.  We note your response to comment 6 from our letter dated July 9, 2010 and reissue such comment to the extent that you should provide a discussion of how competitive your compensation is as compared to your benchmark peer group.  Your statement in your response that you are unable to represent how competitive your compensation is as compared to your peer group appears to conflict with your disclosure on page 10 that “[e]ach element of compensation as well as total compensation is quantified and reviewed to determine the Company’s competitiveness as compared to the market.”

Response:  As noted in our prior response the requested disclosure can only be made for periods when the Company actually conducts a review of how competitive its executive compensation is as compared to a peer group.  The Company’s independent compensation committee consultant last performed a peer group review in 2008.  The Company does anticipate that the independent compensation consultant will conduct a similar review later this year.  Assuming that this review is performed and completed in 2010 and we provide a discussion of how competitive the total compensation of executive officers is as compared to its peer group, the Company will provide disclosure substantially as follows (with the additional disclosure underlined and in bold) in response to this comment.

Competitiveness Assessment

        The Board periodically reviews compensation levels for similarly situated executives of a group of industry peers. With the assistance of an independent compensation consultant, statistical analysis is used to adjust all market compensation data to reflect the current annual revenues and market capitalization of the Company given the variation in size of the companies from which compensation data is collected. Each element of compensation as well as total compensation is quantified and reviewed to determine the Company's competitiveness compared to the market. In 2010, we engaged our independent compensation consultant to conduct such a review, which indicated that the total compensation (base salary, annual bonus and long-term incentives) for our executive officers was ___% [above / below] the market median for similarly situated executives at peer group companies after adjusting for market capitalization.  The Company does not target any specific level of compensation with respect to the market such as the 50% percentile of peer companies. In determining appropriate individual compensation levels for the named executive officers, the Board considers this competitive market compensation data, as well as the individual's experience, internal equity among the executive officers, as well as individual and Company performance. Compensation levels for all named executive officers, except the Chief Executive Officer and the Chief Operating Officer, are approved by the Board (and in the case of the Management Incentive Plan, the Compensation Committee) based on the recommendation of, and performance evaluation by, the Chief Executive Officer and the Chief Operating Officer. In the case of the Chief Executive Officer and the Chief Operating Officer, the independent members of the Board review and approve their compensation levels after conducting an evaluation of their prior-year performance.

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In response to the Commission’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Thank you for your comments.  We trust that these responses are sufficient for your purposes.  However, if you have any further questions or comments, please feel free to contact me.

Yours truly,

/s/ G. Howard Ember Jr.

G. Howard Ember Jr.
Vice-President and CFO

Cc:	Melvin J. Gordon, Chairman and CEO

Ellen R. Gordon, President and COO

Tootsie Roll Industries, Inc. Compensation Committee

John P. Lucas, Esq. SEC

David A. Cifrino, Esq., McDermott Will & Emery LLP

Andrew C. Liazos Esq., McDermott Will & Emery LLP